Orbital Settles R & D Syndicate dispute with Coles Myer

PERTH, AUSTRALIA: This information is provided as an update to Orbital?s announcements on 28 April 2006 and 3 August 2006.

Orbital today announced that it had settled it?s dispute with Coles Myer Ltd and subsidiaries (?CML?) concerning the joint venture R & D syndicated arrangements Orbital and CML entered into in 1995 and 1996.

Orbital Corporation Ltd and subsidiaries (?Orbital?) entered into joint venture R & D syndicated arrangements with CML to undertake research and development relating to production of vehicles using Orbitals technology The JV arrangements required payment of licence fees for the use of Orbital?s technology by the CML/Orbital JV and this provided CML with reductions in tax in the vicinity of 21 million

Earlier this year CML informed Orbital that the Australian Taxation Office (ATO) were reassessing the tax deductions given to CML. CML has identified provisions of the relevant Transaction Documents that it asserts are a warranty by Orbital that CML would be entitled to tax deductions for licence fees paid by CML in the R&D transactions. It has further asserted that any reassessment of CML by the ATO would be a breach of that asserted warranty CML and the Commissioner of taxation have now reached agreement to settle their tax dispute upon the basis that CML has been denied part of the tax deductions for the 1994/1995 and 1995/1996 financial years.

Orbital denies any liability with respect to the CML assertions. The commercial settlement comes after an already expensive review process with our advisors and in order to avoid further legal costs, wasted management time and uncertainty in the market place Orbital has agreed to pay CML $500,000 in full and final settlement of the Orbital CML dispute.

At all stages Orbital took advice from and relied on reputable experts and advisors in relation to the JV transactions. Orbital will seek contribution from those third party advisers, with respect to the above settlement with CML.

ENDS

Forward Looking Statements

This release includes forward-looking statements that involve risks and uncertainties. These forward-looking statements are based upon management's expectations and beliefs concerning future events. Forward-looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of the Company, that could cause actual results to differ materially from such statements. Actual results and events may differ significantly from those projected in the forward-looking statements as a result of a number of factors including, but not limited to, those detailed from time to time in the Company?s Form 20-F filings with the US Securities and Exchange Commission. Orbital makes no undertaking to subsequently update or revise the forward-looking statements made in this release to reflect events or circumstances after the date of this release.

Orbital is an international developer of engine and related technologies, providing research, design and development services for the world?s producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbital's principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge world class engineering expertise Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange (OEC) and the OTC Bulletin Board (OBTLY).

??

??

??

??

JRI\819945_3.DOC